Joel L. Rubinstein

Partner

212 294-5336

JRubinstein@Winston.com

April 22, 2016

VIA EDGAR AND HAND DELIVERY

Larry Spirgel

Assistant Director

AD Office 11 - Telecommunications

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Re:	CF Corporation

Amendment No. 1 to Draft Registration Statement on Form S-1

Filed April 6, 2016

CIK No. 1668428

Dear Mr. Spirgel:

On behalf of our client, CF Corporation (the “Company”), we are writing to submit the Company’s responses to the comments of the staff (the “Staff”) of the Division of Corporation Finance of the U.S. Securities and Exchange Commission (the “Commission”) set forth in your letter, dated April 15, 2016, relating to the Company’s Amendment No. 1 to Draft Registration Statement on Form S-1 confidentially submitted to the Commission on April 6, 2016 (“Amendment No. 1”).

The Company has filed via EDGAR its Registration Statement on Form S-1 (“Form S-1”), which reflects the Company’s responses to the comments received by the Staff and certain updated information. For your convenience, the Company is also delivering via hand delivery a hard copy of this letter together with a courtesy copy of the Form S-1 marked to show changes from Amendment No. 1.

For ease of review, we have set forth below each of the numbered comments of your letter and the Company’s responses thereto, including, where applicable, a cross-reference to the location in the Form S-1 of changes made in response to the Staff’s comments. Capitalized terms used herein but not defined herein have the meanings given to such terms in the Form S-1.

April 21, 2016 Page 2

General

1.	Please identify the anchor investors.

Response: The Company has identified the anchor investors throughout the prospectus as institutional and accredited investors and has included the information required by Item 403 of Regulation S-K in the Principal Shareholders section of the prospectus with respect to the anchor investor that holds greater than five percent of the Company’s voting securities. The Company does not believe that identification of the names of the other anchor investors is material to investors in the initial public offering.

2.	Confirm that anchor investors will have the power to vote their founder shares prior to paying the Company for their investment.

Response: The anchor investors paid $0.01 per share for their Class B ordinary shares and will have the power to vote such shares prior to the purchase of their forward purchase shares.

3.	Consider including a separate risk factor highlighting the fact that the anchor investors could purchase Class A shares in the market following the IPO and then leverage redemption of these shares to affect whether a business combination is consummated and the closing of their forward purchase commitment.

Response: The Company has included a risk factor on page 28 highlighting the fact that the anchor investors could purchase Class A shares in the market following the IPO and then leverage redemption of these shares to affect whether a business combination is consummated and the closing of their forward purchase commitment.

Forward Purchase Agreements, page 10

4.	We note that the forward purchase agreements provide that the anchor investors have a right to acquire an aggregate of five percent of the founder shares of any special purpose acquisition company sponsored by your significant shareholders, Messrs. Chu and Foley II for 10 years following the date of the forward purchase agreements. Please tell us and disclose the nature of indemnification obligations, if any, assumed by you related to this provision in such agreements.

Response: This right is set forth in Section 6(c) of the forward purchase agreements as an obligation of the sponsor, not the Company, and the sponsor is a signatory to the forward purchase agreements with respect to this provision. Accordingly, the Company has not assumed any indemnification obligations related to this provision in the forward purchase agreements.

April 21, 2016 Page 3

Capitalization, page 63

5.	Refer to footnote (1). We note that you have 2.5 million Class B ordinary shares outstanding, as adjusted. It appears that you are giving effect to the surrender of founder shares. Please revise or advise.

Response: The Company has revised footnote (1) on page 64 accordingly.

6.	Refer to footnote (4). It appears that the shares issued in the connection with forward purchase agreements are not included. Please revise or advise.

Response: The Company has revised footnote (4) on page 64 accordingly.

Note 7. Shareholder’s Equity, page F-13

Class B Ordinary Shares, page F-13

7.	We note your response to comment 10 and your revised disclosure. It appears that the forward purchase agreements will enable the anchor investors to obtain a percentage ownership which is significantly in excess of 20% prior to the issuance of shares to a seller in an Initial Business Combination. If so, please quantify their maximum possible percentage ownership prior to and/or concurrent with the Initial Business Combination.

Response: Prior to the initial business combination, the maximum ownership percentage of the anchor investors as a result of their ownership of Class B ordinary shares will be 5.0% of the outstanding ordinary shares. The forward purchase agreements will only enable the anchor investors to acquire Class A ordinary shares in connection with the consummation of the initial business combination. The maximum possible ownership percentage of the anchor investors upon consummation of the initial business combination cannot be determined at this time because it will depend upon the number of Class A ordinary shares issued to the sellers, and potentially other investors, in connection with the business combination, as well as the number of Class A ordinary shares redeemed by public shareholders in connection with the business combination. The proxy statement or tender offer materials that will be provided to shareholders in connection with the initial business combination will provide information concerning the pro forma share ownership of the Company upon consummation of the initial business combination based on the number of shares to be issued to the sellers and others in the business combination assuming different levels of redemptions by public shareholders.

Note 8. Subsequent Events, page F-14

8.	Please disclose the terms of the forward purchase agreements and the founder shares which were issued as consideration. Addressing the underlying contractual conditions and covenants, tell us how you plan to account for the agreements and the cost of the founder shares in the financial statements.

April 21, 2016 Page 4

Response: The Company has disclosed the terms of the forward purchase agreements and the founder shares which were issued in connection with such agreements on page F-13. The forward purchase agreements have no accounting impact until the time at which the forward purchase shares are issued. Upon the consummation of the business combination, the issuance of the forward purchase shares will be recorded as a private offering through shareholders’ equity. The forward purchase shares have no redemption features or prepayment conditions, and as a result, do not fall within the scope of ASC 480 “Distinguishing Liabilities from Equity.” The forward purchase agreements do not require derivative accounting treatment because they do not fall within the scope of ASC 815-40 “Derivatives and Hedging – Contracts in Entity’s Own Entity.” This is because the provisions of the forward purchase agreements meet the scope exception under ASC 815-40-15 as the contingent exercise of the forward purchase agreements are allowable under ASC 815-40-15-7A and the settlement amounts are fixed. The $7,188 in cash proceeds from the sale of the founder shares to the anchor investors were recorded directly through shareholders’ equity at the time of purchase, which is reflected in the summary financial data, capitalization and dilution tables included in the Form S-1.

Please contact me at 212-294-5336 if you have any questions or require any additional information in connection with this letter or the Form S-1.

Sincerely yours,

/s/ Joel L. Rubinstein

Joel L. Rubinstein